SECURIT. 04017244)N
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SEC MAIL RECEIVED MAY 25 2004 WASH, D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/29/03 (MM/DD/YY) AND ENDING 3/26/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schon-EX LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza
(No. and Street)

Jericho (City) New York (State) 11753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Breman (516) 822-0202
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, James Nardone swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schon-EX LLC, as of March 26, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notary Public For
The State of New York
Nassau County
#01VI5044015
Arthur Vidro
SIGNED MAY 19, 2004
Commission Expires:
MAY 22, 2007

Arthur Vidro

Notary Public

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

SCHON-EX LLC
(formerly Major League Securities, LLC)

STATEMENT OF FINANCIAL CONDITION

MARCH 26, 2004

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Schon-EX LLC

We have audited the accompanying statement of financial condition of Schon-EX LLC (formerly Major League Securities, LLC), a wholly owned subsidiary of Schonfeld Group Holdings, LLC, as of March 26, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Schon-EX LLC as of March 26, 2004 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 23, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

SCHON-EX LLC
(formerly Major League Securities, LLC)

STATEMENT OF FINANCIAL CONDITION

March 26, 2004

ASSETS	
Cash	$2,952,596
Securities Owned - at market value	12,840
Investment in Affiliate	5,000
Prepaid Expenses and Other Assets	123,906
Total Assets	$3,094,342
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accrued expenses	$ 35,897
Due to Affiliate	33,287
Total liabilities	69,184
Member's Equity	3,025,158
Total Liabilities and Member's Equity	$3,094,342

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Schon-EX LLC (formerly Major League Securities, LLC) (the "Company"), a wholly owned subsidiary of Schonfeld Group Holdings, LLC (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc., American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. The Company is engaged in the execution of security transactions for an affiliated entity (the "Affiliate").

Securities owned are stated at quoted market values.

The Company records commission revenue and related expenses on a trade-date basis.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Member on its tax return.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company's fiscal year consists of 52 or 53 weeks ending on the last Friday in March. The fiscal year ended March 26, 2004 contained 52 weeks.

2. RELATED PARTY TRANSACTIONS:

The Company earns commission revenue from the execution of security transactions for and from the Affiliate based on contractual rates as agreed upon with the Affiliate. In addition, pursuant to an expense sharing agreement, the Company reimburses the Affiliate for certain administrative services provided by the Affiliate and for sharing premises and certain other resources with the Affiliate.

3. NET CAPITAL REQUIREMENT:

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250,000. Net capital changes from day to day, but at March 26, 2004, the Company had net capital of $2,895,757, which exceeded its requirement of $250,000 by $2,645,757.

SCHON-EX LLC
(formerly Major League Securities, LLC)

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

MARCH 26, 2004

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Schon-EX LLC

In planning and performing our audit of the financial statements and supplemental schedule of Schon-EX LLC (formerly Major League Securities, LLC) (the "Company"), a wholly owned subsidiary of Schonfeld Group Holdings, LLC, for the year ended March 26, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 26, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Schon-EX LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

April 23, 2004